UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sono-Tek Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

835483108
(CUSIP Number)

Mark R Littell, President Norwood Venture Corp. 174 Dezenzo Lane
West Orange, NJ 07052 917-748-5734
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. _835483108___________

1. Names of Reporting Persons:
IRS Identification Nos. of above persons (entities only)
Norwood Venture Corp. 13-3040931

2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds:
NA.

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:
Delaware corporation.

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power
1,084,672
8. Shared Voting Power

9. Sole Dispositive Power
1,084,672
10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
1,084,672 common shares

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11
7.5%

14. Type of Reporting Person
Delaware corporation.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value, of Sono-Tek Corporation, whose principal offices are located at 2012 Route 9W, Milton, NY, 12547.

Item 2. Identity and Background

This Schedule 13D is being filed by Norwood Venture Corp., 174 Dezenzo Lane, West Orange, NJ 07052.

(a)

(b)

(c)

(d)

(e)

(f)

Item 3. Source and Amount of Funds or Other Consideration

NA.

Item 4. Purpose of Transaction

This Schedule 13D relates to sale of 500,000 shares of common stock held by the reporting person.

Item 5. Interest in Securities of the Issuer

(a)	Investment purposes only.

(b)

(c)

(d)

(e)	Not applicable

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

NA.

Item 7.  Materials to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	09/18/15	By:	Norwood Venture Corp. /s/Mark R. Littell

		Name:	Mark R. Littell

		Title:	President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)